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MAR 03 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAINIER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10500 NE 8TH ST, STE 1130

BELLEVUE	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF GOLDSTEIN (425) 732-6000

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 03 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/24

OATH OR AFFIRMATION

I, Jeff Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rainier Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDISON J HUANG
COMM. EXP.
NOTARY
PUBLIC
FEBRUARY 02, 2011
STATE OF WASHINGTON

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

RAINIER SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

C O N T E N T S

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Rainier Securities, LLC
Bellevue, Washington

We have audited the accompanying statement of financial condition of Rainier Securities, LLC as of December 31, 2007, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainier Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC
January 25, 2008

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

RAINIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 32,748
Deposits with clearing organization	100,000
Accrued interest	114,091
Securities owned, at market value	12,423,988
Prepaid expense and other assets	32,854
Furniture and equipment, net of accumulated deprecation of $80,939	29,725
Other assets	101,850
	$ 12,835,256

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Loan payable to clearing organization	$ 8,325,389
Accounts payable to clearing organization	71,241
Guaranteed payments and bonuses payable	227,763
Securities sold, not yet purchased, at market value	201,970
401(k) payable	81,957
Accrued expenses and other liabilities	94,848
Total liabilities	9,003,168
Members' Equity	3,832,088
	$ 12,835,256

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

Revenue	
Net gains on sale of securities	$ 4,601,312
Interest and other income	561,756
	5,163,068
Expenses	
Guaranteed payments	1,910,593
401(k) employer contributions	84,954
Transaction settlement costs	851,203
Interest	433,681
Data subscription	111,482
Licenses, registrations, and taxes	101,521
Professional fees	76,922
Rent	43,655
Depreciation	15,731
Employee wages and payroll taxes	54,077
Office	18,887
Communications	12,569
Travel and entertainment	10,037
	3,725,312
Net income	**$ 1,437,756**

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$ 3,269,589
Capital contributions	66,268
Net income	1,437,756
Distributions	(941,525)
Balance, December 31, 2007	$ 3,832,088

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net income	$ 1,437,756
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	15,731
Change in operating assets and liabilities	
Accrued interest	(41,388)
Securities owned	(1,220,811)
Other assets	(101,850)
Prepaid expense and other assets	5,684
Payable to clearing organization	247,708
Guranteed payments and bonuses payable	124,504
Accrued expense and other liabilities	41,732
401(k) payable	81,957
Securities sold, not yet purchased	200,073
Net cash flows from operating activities	791,096
Cash Flows from Investing Activity	
Purchase of equipment	(13,090)
Cash Flows from Financing Activities	
Contributions received from members	66,268
Distributions to members	(941,525)
Net cash flows from financing activities	(875,257)
Change in cash and cash equivalents	(97,251)
Cash and Cash Equivalents, beginning of year	129,999
Cash and Cash Equivalents, end of year	$ 32,748
Supplemental Cash Flow Information	
Cash paid during the year for interest	$ 433,681

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Rainier Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling corporate and municipal bonds, and holding these types of securities for the Company's own account.

As a limited liability company (or, "LLC"), an owner's liability is generally limited to contributions made to the LLC. An LLC owner is referred to as a Member. The Company has five Members. All are involved in the Company's operations. The LLC has appointed one Member to act as the Managing Member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organization

The Company has an agreement with National Financial Services, LLC to act as the clearing organization for the Company. The clearing organization clears all security transactions.

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

Amounts due to the clearing organization bear interest at the Federal funds rate plus 1.0% (resulting in a rate of 5.25% at December 31, 2007) and are secured by securities owned.

Furniture and Equipment

Furniture and equipment is stated at cost and is depreciated using straight-line methods over estimated useful lives of three to seven years.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned and securities sold, not yet purchased (short sales) are recorded at market value and, accordingly, any changes in market value are recognized in the statement of operations. Market value is determined based on price information from nationally recognized pricing services.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Note 2. Securities Owned

Securities owned are composed of:

Corporate debt securities	$ 6,451,549
Municipal debt securities	5,972,439
	$ 12,423,988

One issuer of corporate debt securities (issuing many different debt securities series) represents a total of 21% of the total corporate debt balance. No other corporate debt issuer is over 10% of the balance. Municipal debt issuers in two states represent a total of 45% of the total municipal debt balance.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counterparty risk is minimized by trading only with other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Guaranteed Payments

The Company pays guaranteed payments to all of its Members. Four of the Members receive their guaranteed payments based on trading profits, net of various expenses, each month. One of the Members receives $55,704 per year and may receive a quarterly bonus based on the Managing Member's discretion. In addition to the guaranteed payments calculated based on the net trading profits, the Managing Member receives a salary of $100,000 per year. All payments are increased to cover FICA and Medicare taxes.

Note 5. Leases

The Company leases its office space under an operating lease that expires in January 2013. The following is a schedule of minimum lease payments required under non-cancelable operating leases for the years ending December 31:

2008	$ 47,962
2009	51,353
2010	53,014
2011	54,675
2012	56,336
2013	4,706
	$ 268,046

Note 6. Subsequent Event

On January 16, 2008, the Company made distributions to its Members in a total of approximately $817,388. The Company expects to make additional distributions in April 2008, but the amount is undetermined.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2007, the Company had computed net capital of $2,989,331, which was in excess of the required net capital level by $2,889,331. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

SUPPLEMENTARY INFORMATION

RAINIER SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

COMPUTATION OF NET CAPITAL

Members' equity		$ 3,832,088
Deductions		
Furniture and equipment	$ (29,725)	
Other assets	(32,854)	(62,579)
Haircuts on security positions		
Municipal debt securities		(308,737)
Corporate debt securities		(471,441)
Net capital		2,989,331
Minimum net capital		100,000
Excess net capital		$ 2,889,331

COMPUTATION OF AGGREGATE INDEBTEDNESS

Amounts payable to clearing organization	$ 71,241
Guaranteed payments and bonuses payable	227,763
Accrued expenses and other liabilities	176,805
Total aggregate indebtedness	$ 475,809

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	16%
Ratio of aggregate indebtedness to net capital	.16 to 1

Rainier Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

RAINIER SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2007

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 2,989,331

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Rainier Securities, LLC
Bellevue, Washington

In planning and performing our audit of the financial statements of Rainier Securities, LLC ("the Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, members, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC
January 25, 2008

END